August 3, 2007
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cumberland Pharmaceuticals Inc.
Registration Statement on Form S-1
File No. 333-142535
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the proposed sale of Common Stock of Cumberland Pharmaceuticals Inc. (the “Company”), hereby join in the request of the Company that the effectiveness of the Registration Statement on Form S-1 (File No. 333-142535) relating to such shares be accelerated so that the Registration Statement will become effective by 2:00 P.M. Eastern Time on Tuesday, August 7, 2007, or as soon thereafter as practicable.
Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that we have effected to date approximately the following distribution of the Preliminary Prospectus dated July 23, 2007:

3,837 to 2,304	institutions/individuals
1,000 to 1,000	prospective underwriters
5,421 to 3,262	others.
* * *

Very truly yours, UBS Securities LLC Jefferies and Company, INC. Wachovia Capital markets, LLC Morgan Joseph & Co. INC.
By:	UBS Securities LLC

By:	/s/ Stephen Helfeld
	Name:	Stephen Helfeld
	Title:	Director

By:	/s/ Ashish Chabria
	Name:	Ashish Chabria
	Title:	Executive Director